Exhibit 99.1

Genius Sports Announces Resignation of a Member of the Board of Directors

NEW YORK, US & LONDON, UK 1 April 2024 – Genius Sports Limited (“Genius Sports”) announced today that Gabriele Cipparrone, partner at Apax Partners LLP (“Apax”), will resign from its Board of Directors effective 8 April 2024, following a reduction in holdings in Genius Sports by funds advised by Apax (“Apax Funds”) through a secondary sale on 1 April 2024.

Since the Apax Funds’ investment in Genius Sports in 2018, Mr. Cipparrone has provided valuable insight and expertise as the Company went through a transformative period of growth, expanding from $85 million of revenue in 2018 to $413 million in 2023.

“Genius Sports has been an excellent investment for the Apax Funds, and as the Company reaches the three-year anniversary of its successful public listing on the NYSE, I feel confident in its long-term financial and strategic position,” stated Mr. Cipparrone. “I look forward to the continued success of Genius Sports, as the Company capitalizes on its market-leading position and profitable growth.”

Mark Locke, Chief Executive Officer of Genius Sports, said, “Gabriele, along with the entirety of the Apax team, have been tremendous partners over the six years since their investment and we thank them for the instrumental role they played in our growth and transformation.”

Mr. Locke added, “We have spent the last three years as a public company working very hard to cultivate a remarkable group of public equity investors who we are proud to call shareholders in Genius Sports. With further liquidity in our stock, we look forward to continuing to attract and to retain the type of thoughtful and long-term shareholders we are fortunate to call our partners today.”

The Company is currently undergoing a comprehensive search for additional highly qualified independent members of its Board of Directors to replace those previously designated by representatives of Apax.

About Genius Sports

Genius Sports is the official data, technology and broadcast partner that powers the global ecosystem connecting sports, betting and media. Our technology is used in over 150 countries worldwide, creating highly immersive products that enrich fan experiences for the entire sports industry.

We are the trusted partner to over 400 sports organizations, including many of the world’s largest leagues and federations such as the NFL, EPL, FIBA, NCAA, NASCAR, AFA and Liga MX.

Genius Sports is uniquely positioned through cutting-edge technology, scale and global reach to support our partners. Our innovative use of big data, computer vision, machine learning, and augmented reality, connects the entire sports ecosystem from the rights holder all the way through to the fan.

Forward-Looking Statements

This press release contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify such forward looking statements. Although we believe that the forward-looking statements contained in this press release are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in such forward-looking statements, including but not limited to: risks related to our reliance on relationships with sports organizations and the potential loss of such relationships or failure to renew or expand existing relationships; fraud, corruption or negligence related to sports events, or by our employees or contracted statisticians; risks related to changes in domestic and foreign laws and regulations or their interpretation; compliance with applicable data protection and privacy laws; pending litigation and investigations; the failure to protect or enforce our proprietary and intellectual property rights; claims for intellectual property infringement; our reliance on information technology; elevated interest rates and inflationary pressures, including fluctuating foreign currency and exchange rates; risks related to domestic and international political and macroeconomic uncertainty; and other factors included under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on March 15, 2024.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements contained in this press release, or the documents to which we refer readers in this press release, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

Contact:

Media

Chris Dougan, Chief Communications Officer

+1 (202) 766-4430

chris.dougan@geniussports.com

Investors

Brandon Bukstel, Investor Relations Manager

+1 (954)-554-7932

brandon.bukstel@geniussports.com